AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

7 April 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2007 APR 23 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 6 April 2007, Re: Decision in respect of De-listing procedures commenced against Amsteel Corporation Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

07022844

PROCESSED
APR 26 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 4/24

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No AA-070406-70579

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Decision in respect of De-listing procedures commenced against Amsteel Corporation Berhad

* **Contents :-**

We refer to the announcements dated 26 February 2007 and 2 April 2007 made by the Company in relation to the notice to show cause on the de-listing of the securities of the Company and the submission of a written representation to Bursa Malaysia Securities Berhad ("Bursa Securities") as to why the securities of the Company should not be de-listed from the Official List of Bursa Securities.

The Board of Directors of the Company wishes to announce that Bursa Securities, had vide its letter dated 6 April 2007 informed that :

i) after due consideration of all facts and circumstances, Bursa Securities has granted the Company the extension of time until:-

(a) 30 June 2007 to make the requisite announcement ("RA") of the Company's regularisation plan in accordance with paragraph 8.14C of the Listing Requirements of Bursa Securities ("Listing Requirements") and Practice Note 17/2005 ("PN17"); and

(b) 31 July 2007 to submit its regularisation plan to the Securities Commission and other relevant authorities ("Approving Authorities") for approval.

ii) In the event:

(a) the Company submits its regularisation plan to the Approving Authorities for approval by 31 July 2007, Bursa Securities will await the outcome of the Company's submission; and

(b) the Company fails to obtain the Approving Authorities' approval and appeals against the decision of the Approving Authorities, Bursa Securities will await the outcome of the Company's appeal to the Approving Authorities.

The Company must proceed to implement its regularisation plan expeditiously within the timeframe or extended timeframes stipulated by the Approving Authorities in the event it obtains all Approving Authorities' approval necessary for the implementation of its regularisation plan.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 6 APR 2007